Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

May 24, 2023

Attention:

Mr. Ben Phippen

Mr. John Spitz

Ms. Madeleine Mateo

Mr. John Dana Brown

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)
Response to the Staff’s Comments on
Draft Registration Statement on Form F-4 Confidentially Submitted on March 30, 2023

Dear Mr. Phippen, Mr. Spitz, Ms. Mateo and Mr. Brown,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 26, 2023 on the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on March 30, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊   ●   桑西尼   ●   古奇   ●   罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company’s sponsor, Prime Impact Cayman, LLC (the “Sponsor”) is a Cayman Islands-incorporated entity, it is not controlled by, and does not have substantial ties with, any non-U.S. person. In addition, though a majority of CCT’s shareholders are non-U.S. persons, we do not believe that CCT is a “U.S. business” and therefore do not believe that the transaction would be subject to review by a U.S. government entity such as CFIUS. Out of an abundance of caution, we have included on page 133 of the Revised Draft Registration Statement a new disclosure related to CFIUS’s potential assertion of jurisdiction over the business combination and the possible consequences of such an intervention by CFIUS, including, potentially, forcing the liquidation and wind-up of the Company because we are unable to complete the transaction by the Termination Date.

Proxy/Prospectus Cover Page, page iv

2.

Describe further how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers or other payments have been made to date from the holding company to its subsidiaries and consolidated VIEs, or from the holding company’s subsidiaries to the consolidated VIEs, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 47 of the Revised Draft Registration Statement.

3.

We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 49, 51, 105 and 106 of the Revised Draft Registration Statement.

4.

Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 48, 113 and 114 of the Revised Draft Registration Statement.

Conventions That Apply to This Proxy Statement/Prospectus, page 7

5.

Please revise your definition of “China” or “PRC” to include Hong Kong and Macau and to clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that “China or the PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it does not currently have, nor does it plan to have substantive operations in Hong Kong or Macau, and the Company has added such clarification on the cover page and page 31 of the Revised Draft Registration Statement.

Questions and Answers About The Business Combination and Extraordinary General Meeting, page 10

6.	Please clearly disclose how you define “we” in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 to indicate that references to “Prime Impact Acquisition I,” “Prime Impact,” “our,” “us” or “we” refer to Prime Impact Acquisition I in this section.

Will Prime Impact obtain new financing in connection with the Business Combination, page 13

7.

Please highlight here or where appropriate the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company respectfully advises the Staff that the terms of the PIPE Investment have not been finalized, and the amount to be raised has not been determined. In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 13 of the Revised Draft Registration Statement to clarify that such terms have not been finalized and that the description thereof reflects the parties’ intended amount of the capital raise, subject to revision as the amount and other terms of such financing are finalized.

What is the expected per share value of the cash consideration to be received by HoldCo in the Business Combination, page 22

8.

We note your disclosure on page 120 that your organizational documents do not provide a specified maximum redemption threshold, except that in no event will Prime Impact redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment. Please discuss such disclosure here. Please also discuss why the columns assuming 75% redemption and maximum redemption have the values “N/A.” Additionally, please include a legend defining all symbols, such as the asterisk next to “Estimated Transaction Expenses” in your table.

Response: The Company respectfully advises the Staff that it has revised the Revised Draft Registration Statement to also disclose on pages 22 and 23 similar to what’s on page 120 that the organizational documents of Prime Impact do not provide a specified maximum redemption threshold, except that in no event will Prime Impact redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment. Further, the Company has revised the table on page 23 with respect to columns assuming 75% redemptions and 100% redemptions to include any applicable amounts greater than zero and provided a legend indicating when amounts are less than zero, as a result of which no net proceeds from Prime Impact’s trust account will be available to the Company, surviving company after the Business Combination and the transaction expenses and post-closing operating costs of the surviving company will need to be funded from other sources.

Proxy Statement/Prospectus Summary

CCT’s Business, page 29

9.

We note your disclosure that CCT has no substantive operations and carries out its business in China through its wholly-owned PRC subsidiary and its VIE contractual arrangements. Please highlight in the beginning of your discussion of CCT’s Business your structural arrangements and that CCT has no substantive operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 204 of the Revised Draft Registration Statement.

Ownership Structure, page 33

10.

We note your diagrams depicting CCT and Prime Impact’s ownership structure before and after the Business Combination. Please revise to provide a chart with a more legible font. Charts should also illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 34, 35 and 231 of the Revised Draft Registration Statement.

Agreements Entered into in Connection with the Business Combination, page 36

11.

We note that the Sponsor and certain officers, directors and advisors of Prime Impact agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement on pages 37, 38, 118, 177, 295 and 324 to disclose that there will be no consideration provided in exchange for the agreement to waive their redemption rights.

Cash and Asset Flows through Organization, page 45

12.

Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 of the Revised Draft Registration Statement.

The Holding Foreign Companies Accountable Act, page 46

13.	Please reflect that the HFCAA was amended by the Consolidated Appropriations Act, 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 48 and 113 of the Revised Draft Registration Statement.

Risks Related to CCT’s Corporate Structure, page 50

14.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 53 of the Revised Draft Registration Statement.

Risk Factors

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, page 96

15.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Revised Draft Registration Statement.

Trading in HoldCo’s securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA, page 107

16.

We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Also update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 48 and 113 of the Revised Draft Registration Statement.

Prime Impact’s directors and officers have agreed to vote in favor of the Business Combination, page 110

17.

Please highlight the risk that the sponsor and Prime Impact’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 118 and 198 to highlight the risk that the sponsor and Prime Impact’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Sponsor or Prime Impact’s directors, officers, advisors or any of their respective affiliates may elect to purchase, page 118

18.

We note the disclosure here that the Sponsor, Prime Impact’s directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement on pages 16, 125 and 199 to disclose that “[a]ny such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M or the tender offer rules under the Exchange Act.” The Company supplementally advises the Staff that such purchases may be made after the expiration of the applicable tender offer period or, if during the tender offer period, at prices no greater than the redemption price and following disclosure thereof in a Current Report on Form 8-K and, among other things, an agreement by the purchaser thereof not to exercise redemption rights and not to vote such shares in favor of the Business Combination. Neither the Company nor the Sponsor is aware of any present intent to make any such purchases.

Outstanding Prime Impact Warrants will be assumed by HoldCo and converted into corresponding warrants, page 127

19.	Please disclose that the exclusive forum provision in the A&R warrant agreement can result in increased costs to investors to bring a claim.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement on page 135 to disclose that the exclusive forum provision in the amended and restated warrant agreement can result in increased costs to investors to bring a claim.

Opinion of Financial Advisor to the Prime Impact Board, page 179

20.	Please provide a clear explanation as to the reason the fairness opinion was obtained.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement to disclose on page 185 that the Prime Impact Board considered a wide variety of factors in connection with their respective evaluations of the business combination, including, the fairness opinion obtained by the Prime Impact Board from Houlihan Capital.

Interests of the Sponsor and Prime Impact Directors and Officers in the Business Combination, page 191

21.

Please clarify if the sponsor and its affiliates or Prime Impact’s directors and officers can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement on pages 17, 41, 117 and 197 to disclose that the sponsor and its affiliates or Prime Impact’s directors and officers can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

22.

We note that Prime Impact’s Amended and Restated Memorandum and Articles of Association, incorporated herein by reference, waives the corporate opportunity doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement on pages 18, 118, 198 and 199 to disclose the potential conflict and to confirm that the waiver of the corporate opportunity doctrine did not impact our search for an acquisition target.

23.

Please quantify the aggregate dollar amount or describe any additional consideration provided, if any, by Prime Impact’s independent directors and advisors for the Prime Impact Founder Shares transferred from the Sponsor.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement on pages 117 and 198 to disclose the aggregate dollar amount of the Prime Impact Founder Shares transferred from the Sponsor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCT, page 240

24.

Please revise the Management’s Discussion and Analysis (“MD&A”) section of your filing to include a discussion of changes in financial position for each of the periods presented in your financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 251, 252, 253, 254 and 255 of the Revised Draft Registration Statement.

Results of Operations, page 247

25.

Please revise your discussion of net revenues on page 248 to provide quantification, discussion and analysis of the key metrics and any other significant factors driving the fluctuation in insurance transaction services income (e.g., number of policies written through the platform, gross premiums written through platform referrals, gross premiums written through third-party platform partners, changes in insurance premiums charged by insurance carriers, changes in transaction service fee rates, quantification of the expansion in the number of referral partners, etc.) accompanied by a discussion of any known trends likely to impact future earnings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 249 of the Revised Draft Registration Statement to include discussion of operating metrics that are material to CCT’s business.

26.

Please revise your discussion of net revenues on page 248 to provide an enhanced analysis of changes in SaaS income, including quantification of the number of subscription services provided for each period presented and any changes in service fees for using Sky Frontier and Digital Surge, respectively. Please also include a discussion of any known trends likely to impact future earnings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 249 of the Revised Draft Registration Statement to include discussion of operating metrics that are material to CCT’s business.

27.

Please revise your discussion of cost of revenues on page 248 to provide an analysis of changes in the cost of referral partners, including quantification, discussion and analysis of the key metrics and any other significant factors driving the fluctuation (e.g., number of referral partners, changes in percentage rate paid by CCT to referral partners, etc.), accompanied by a discussion of any known trends likely to impact future earnings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 249 of the Revised Draft Registration Statement to include discussion of operating metrics that are material to CCT’s business.

Unaudited Pro Forma Condensed Combined Financial Information, page 296

28.

We note your reference here, and in other sections of your filing, that HoldCo may enter into one or more subscription agreements (each, a “PIPE Subscription Agreement”) with PIPE investors. Please revise your disclosure on page 297, and elsewhere throughout relevant sections of the document, to clarify whether you have any committed PIPE investment amounts and whether the amount of the PIPE investment is dependent upon public shareholder redemptions. Additionally, to the extent you enter into any PIPE Subscription Agreements, please include these as adjustments to your unaudited pro forma condensed combined financial statements.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 308 and elsewhere throughout the proxy statement/prospectus to clarify that it currently does not have commitments under the Subscription Agreements with potential PIPE Investors. Such PIPE Investments, should they be obtained, are not dependent on shareholder redemptions nor is the closing of the Business Combination contingent upon obtaining PIPE Investment. Should commitments be executed pursuant to the Subscription Agreements, the Company will reflect such amounts within its unaudited pro forma financial information.

Beneficial Ownership of Securities, page 325

29.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement on page 337 to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Cheche Technology Inc. Financial Statements

h) Expected credit loss of receivables, page F-20

30.

Please revise your disclosure to include both the contractual and customary payment terms of your accounts receivable as well as your accounting policy for writing-off accounts receivable deemed to be uncollectible. Additionally, please clarify whether any of your accounts receivable have been written-off (i.e., charged-off against the allowance) and if so, include the amount of such write-offs in your roll-forward of the allowance for current expected credit losses on page F-30.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in Note h) Expected credit loss of receivables on page F-20 to include payment terms and policy for writing-off uncollectible accounts receivables. In addition, the Company respectfully advises the Staff that no amount of accounts receivable have been written off (i.e., charged-off against the allowance) for the periods presented in the consolidated financial statements.

31.

As a related matter, please revise the MD&A of CCT beginning on page 240 to include an aging analysis of your outstanding receivable balances accompanied by a discussion of the reasons for any significant changes in the balance of accounts receivable and the allowance for current expected credit losses at each period end.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 251 of the Draft Registration Statement.

Exhibits

32.

We note that it is intended that each of the Initial Merger and the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please file a tax opinion pursuant to Item 601(b)(8) regarding this material tax consequence.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to file with the Commission the respective tax opinion in relation to the Initial Merger and the Acquisition Merger pursuant to Item 601(b)(8) in the subsequent public filing of the registration statement on Form F-4.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. Dan Espinoza by telephone at 650-752-3152 or via e-mail at DEspinoza@goodwinlaw.com.

Very truly yours,

/s/ Ouyang Dan
Ouyang Dan

Enclosures

cc:

Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.

Mark Long, Co-Chief Executive Officer of Prime Impact Acquisition I

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Carl Scheuten, Partner, WithumSmith+Brown, PC